Item 77D

                    HILLIARD LYONS RESEARCH TRUST
             Approval of Changes to Investment Policies
                  to Comply with the Fund Name Rule

                      Approved November 5, 2002

RESOLVED,	that the changes to the investment policies
of the Senbanc Fund as indicated in the table below, be and they hereby are, ratified and approved:

OLD POLICY
Under normal circumstances, the Fund invests at least 65% of its total assets in securities of banks and financial institutions.

NEW POLICY
Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in securities of banks and financial institutions.